Aluminum Corporation of China Limited

January 4, 2024

Via EDGAR

Mr. Christopher Dunham and Mr. Andrew Mew
Disclosure Review Program
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Comment Letter dated December 26, 2023
File No. 001-15264

Dear Mr. Dunham and Mr. Mew:

Aluminum Corporation of China Limited (the “Company”) acknowledges receipt of your comment letter dated December 26, 2023 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of the Company.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within ten business days or inform the Staff when the Company will provide a response. This correspondence is to request for an extension of ten (10) business days further to our outside counsel’s email to Mr. Christopher Dunham on January 2, 2024. The Company will formally respond to the Comment Letter on or before January 24, 2024.

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We are grateful for the Staff’s assistance in this matter. In the meantime, if the Staff has any questions, please do not hesitate to contact the Company’s outside counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8688 or via e-mail at linc@sullcrom.com.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and
Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)